DUNDEE BANCORP INC.

ANNOUNCES SECOND QUARTER 2003 FINANCIAL RESULTS

Dundee Bancorp is pleased to report its second quarter financial results for 2003. Highlights of the second quarter are as follows:

  Our 84% owned subsidiary, Dundee Wealth Management Inc., reported strong financial results for the second quarter, with EBITDA of $22.2 million and net earnings of $5.2 million. Assets under management and administration reached levels in excess of $17.6 billion in the aggregate. Revenues, EBITDA and earnings continued to show growth as the operations of DynamicNova are integrated into Dundee Wealth's investment management division.

  The plan of arrangement involving our 45% owned Dundee Realty Corporation ("Dundee Realty") was completed on June 30, 2003. Our second quarter results reflect equity earnings of $3.9 million from Dundee Realty. Our June 30th balance sheet reflects the acquisition of 85% of the land and housing operations of Dundee Realty and the restructuring of the revenue producing properties into Dundee Real Estate Investment Trust ("Dundee REIT"). The real estate assets of the Dundee REIT are owned as to 42% by Dundee Bancorp through a partnership interest in the Dundee REIT. In future periods, the operating results of Dundee Realty will be consolidated with those of the Company. Dundee REIT expects to distribute approximately $2.20 per unit per annum. With the equivalent of 6.9 million units owned by the Company, this approximates in excess of $15 million that will accrue annually to Dundee Bancorp.

  The Company generated cash of approximately $85 million since the beginning of the year as a result of transactions in its investment portfolio. Included in this amount is $37.0 million realized on the sale of Zemex Corporation. These transactions contributed $23.3 million to investment income for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Earnings for the six months ended June 30, 2003 were $37.0 million or $1.46 per share compared with earnings of $5.5 million or $0.21 per share for the same period in 2002. The Company's operating results have been bolstered by positive results in the wealth management division which, during the first six months of 2003, increased EBITDA to $37.1 million from $23.6 million in the same period of 2002, and by substantially higher investment income earned from realized gains during the six month period.

On a quarterly basis, net earnings increased from $13.2 million in the first quarter of 2003 to $23.9 million in the second quarter. This has resulted in earnings per share of $0.94 in the second quarter of 2003 compared with $0.52 in the first quarter. Total revenues generated in the second quarter of 2003, including investment income, were $86.7 million, slightly below levels of $94.1 million in the first quarter of 2003. Increased revenue levels generated by Dundee Wealth in the second quarter were partially offset by lower investment income in the same period.
DUNDEE BANCORP INC.	1

SEGMENTED OPERATING RESULTS

(in thousands of dollars)
For the six months ended	Wealth	Corporate and		Oil and Gas		Total
June 30, 2003	Management	Investment Portfolio	International	Activities	Intersegment	2003
REVENUES
Management and administration fees	$77,313	$-	$1,814	$-	$-	$79,127
Redemption fees	5,647	-	-	-	-	5,647
Financial services	65,092	1,687	417	-	(1,687)	65,509
Oil and gas sales, net of royalties	-	-	-	7,156	-	7,156
Investment income	147	25,569	(779)	(1,001)	(599)	23,337
	148,199	27,256	1,452	6,155	(2,286)	180,776
EXPENSES
Selling, general and administrative	59,316	2,604	2,032	964	(1,687)	63,229
Variable compensation	36,784	-	-	-	-	36,784
Trailer fees	15,029	-	-	-	-	15,029
Operating costs, oil and gas properties	-	-	-	3,336	-	3,336
	111,129	2,604	2,032	4,300	(1,687)	118,378
OPERATING EBITDA	37,070	24,652	(580)	1,855	(599)	62,398
Amortization of deferred sales commissions	21,197	-	-	-	-	21,197
Depreciation and amortization	2,615	408	53	892	-	3,968
Interest expense	2,035	6,312	9	7	(599)	7,764
OPERATING EARNINGS (LOSS)	$11,223	$17,932	$(642)	$956	$-	29,469
Equity earnings						8,628
Dilution loss						(1,630)
Income taxes						2,923
Non controlling interest						(2,352)
						$37,038

(in thousands of dollars)
For the six months ended	Wealth	Corporate and		Oil and Gas		Total
June 30, 2002	Management	Investment Portfolio	International	Activities	Intersegment	2002
REVENUES
Management and administration fees	$58,267	$-	$1,460	$-	$-	$59,727
Redemption fees	4,275	438	-	-	-	4,713
Financial services	66,188	2,569	225	-	(2,569)	66,413
Oil and gas sales, net of royalties	-	-	-	3,349	-	3,349
Investment income	46	3,958	(122)	143	(244)	3,781
	128,776	6,965	1,563	3,492	(2,813)	137,983
EXPENSES
Selling, general and administrative	57,468	3,092	2,113	807	(2,569)	60,911
Variable compensation	37,642	-	-	-	-	37,642
Trailer fees	10,087	-	-	-	-	10,087
Operating costs, oil and gas properties	-	-	-	883	-	883
	105,197	3,092	2,113	1,690	(2,569)	109,523
OPERATING EBITDA	23,579	3,873	(550)	1,802	(244)	28,460
Amortization of deferred sales commissions	15,881	-	-	-	-	15,881
Depreciation and amortization	2,992	385	51	877	-	4,305
Interest expense	980	5,658	26	13	(244)	6,433
OPERATING EARNINGS (LOSS)	$3,726	$(2,170)	$(627)	$912	$-	1,841
Equity earnings						8,905
Dilution loss						-
Income taxes						(4,951)
Non controlling interest						(322)
						$5,473

DUNDEE BANCORP INC.	2

RESULTS OF THE WEALTH MANAGEMENT DIVISION

Revenues

Investment management fee revenues earned in the second quarter of 2003 were $39.9 million, an increase of $2.5 million over the first quarter. Year-to-date management fee revenues are $77.3 million compared with $58.3 million earned in the same period of 2002. While the acquisition of DynamicNova accounts for a large part of this increase, during the second quarter of 2003, Dundee Wealth earned performance fees of $2.5 million from the management of certain tax flow-through share limited partnerships. Average management fees earned during the first two quarters of 2003 increased to 1.728% from 1.678% in the first two quarters of 2002.

During the first six months of 2003, net sales activity of Dynamic products was $181 million, offset by net redemptions of $184 million of DynamicNova assets. Following the planned merger of certain of the Dynamic and DynamicNova mutual funds, management expects the level of net redemptions to be further reduced. As at June 30, 2003, assets under management were $8.7 billion.

Redemption fees earned by Dundee Wealth during the first two quarters of 2003 were $5.6 million compared with $4.3 million earned in the same period last year. In the first six months of 2003, clients redeemed assets worth $1.1 billion, including $407 million of DynamicNova assets. By comparison, total redemptions in the same period of 2002, which do not include the DynamicNova assets, were $575 million. The average redemption fee rate continues to decrease, reflecting both an aging of assets and the higher use of the short redemption fee schedule.

Financial services revenue was $65.1 million in the first six months of 2003 compared to $66.2 million in the same period of the previous year. In the first two quarters of 2003, Dundee Wealth earned commission revenues of $43.7 million (2002 - $42.1 million) of which 82% (2002 - 84%) were generated by retail operations. Assets under administration as at June 30, 2003 stood at $8.9 billion, including $5.4 billion in mutual fund assets which generate recurring revenues. Corporate finance participated in 51 financing transactions during the first two quarters of 2003 (2002 - 52), but revenues of $9.5 million fell short of the level achieved in the same period of the previous year by 16%.

Expenses

Selling, general and administrative expenses in the wealth management division to June 30, 2003 were $59.3 million compared with $57.5 million in 2002. This increase reflects the integration of DynamicNova operations, including sub-advisory fees which continue to be paid on certain DynamicNova assets. As a result of operating synergies, Dynamic has successfully reduced DynamicNova's operating costs. Fund mergers, scheduled for completion in the fall of 2003, are expected to result in further cost reductions.

Variable compensation costs have decreased from approximately $37.6 million in the first half of 2002 to $36.8 million in the same period of 2003. Contribution margins, being the excess of revenues over variable compensation costs, have remained constant at approximately 37%.

The Company pays commissions to third-party brokers and dealers who sell mutual fund units on a deferred sales charge basis. For accounting purposes, these commissions are deferred and amortized over a five-year period. Amortization of deferred sales commissions increased to $21.2 million in the first six months of 2003 compared with $15.9 million in the same period of 2002. Current year amortization expense includes $9.8 million with respect to commissions acquired as part of the DynamicNova transaction. In the first six months of 2003, the wealth management division paid an average commission rate of 4.2% on sales of units purchased on a deferred sales charge basis, for an aggregate of approximately $13.5 million. At June 30, 2003, the carrying value of deferred sales commissions was $76.4 million.
DUNDEE BANCORP INC.	3

Trailer fees paid by the Company during the first half of 2003 were $15.0 million (2002 - $10.1 million), representing 0.4% (2002 - 0.4%) of the average assets managed which are subject to trailer fees, or approximately 24% (2002 - 22%) of total management fee revenues from these assets.

RESULTS OF CORPORATE AND INVESTMENT PORTFOLIO ACTIVITIES

Plan of Arrangement Involving Dundee Realty Corporation

On June 30, 2003, Dundee Bancorp completed a plan of arrangement involving Dundee Realty whereby Dundee Bancorp and certain of the Dundee Realty management (the "Management Shareholders") acquired all of the shares of Dundee Realty owned by the public shareholders. Dundee Realty previously operated in two business segments, land and housing operations and revenue producing properties. The plan of arrangement involved the following transactions:

  The revenue producing properties were transferred to a newly created real estate investment trust called Dundee REIT.

  Subsequently, Dundee Bancorp and the Management Shareholders acquired all of the Dundee Realty shares held by the public shareholders for consideration of $3.00 and one unit of Dundee REIT per Dundee Realty share.

As a result of the plan of arrangement, Dundee Bancorp's interest in Dundee Realty's land and housing operations increased to 85% with the Management Shareholders owning the remaining 15%. Subsequent to the transaction, the operating results of the land and housing business of Dundee Realty are consolidated with the accounts of Dundee Bancorp. Dundee Bancorp's interest in Dundee REIT has been reduced to 42% as a result of the arrangement and will continue to be accounted for using the equity method. The increase in the Company's interest in Dundee Realty's land and housing business was accounted for as a step acquisition using the purchase method of accounting. The purchase price was assigned to the assets and liabilities acquired as detailed in note 2 to the June 30, 2003 financial statements of the Company.

The Investment Portfolio and Related Income
(in thousands of dollars)	Book	Market
June 30, 2003	Value	Value
Equity accounted investments
Dundee Real Estate Investment Trust*	$131,282	$141,225
Black Hawk Mining Inc.	2,701	3,014
Breakwater Resources Ltd.	27,953	8,562
Other	6,895	5,364
Marketable securities	43,166	35,727
Other portfolio investments	146,140	194,971
	$358,137	388,863
Consolidated investments
Dundee Wealth Management Inc.		377,871
Dundee Realty Corporation (at cost)		64,843
Eurogas Corporation		18,481
		$850,058
*The Company's interest in Dundee REIT is held through units of Dundee Properties Limited Partnership. These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis.

During the first six months of 2003, the Company realized cash proceeds of $100 million and gains of $23.1 million from the sale of certain securities. Included in these transactions are proceeds of $37.4 million (US$26.7 million) generated on
DUNDEE BANCORP INC.	4

the sale of Zemex Corporation. As mentioned in previous reports, the Company's investment portfolio is managed with a long-term perspective. Therefore, gains and losses from trading activity will vary significantly from quarter to quarter.

As at June 30, 2003, 75% (2002 - 75%) of the market value of the investment portfolio was invested in public company securities. Mutual funds and other liquid investments represent 9% (2002 - 12%) of the total portfolio, while private companies represent 16% (2002 - 13%) of the overall portfolio.

Income generated by the investment portfolio during the first six months is summarized in the table below.
(in thousands of dollars)

	2003		2002
	2nd Quarter	YTD	2nd Quarter	YTD
Interest, dividends and foreign exchange	$(23)	$249	$1,220	$2,450
Realized investment gains	6,666	29,811	1,392	2,331
Realized investment losses	(64)	(6,723)	(49)	(1,000)
	6,579	23,337	2,563	3,781
Share of earnings of equity accounted investments	6,741	9,074	3,884	5,842
(Losses) gains from dilutions of interest in equity accounted investments	(24)	(446)	2,150	3,063
	$13,296	$31,965	$8,597	$12,686

In accordance with Canadian generally accepted accounting principles, certain of the Company's investments are accounted for using the equity method whereby the Company includes its proportionate interest in the earnings and losses of these investments in the Company's consolidated earnings. Earnings from equity accounted investees were $8.6 million in 2003 compared to $8.9 million in 2002. Included in equity earnings is $6.3 million (second quarter 2003 - $3.9 million) earned from the Company's investment in Dundee Realty prior to the plan of arrangement.
DUNDEE BANCORP INC.	5

RESULTS OF INTERNATIONAL ACTIVITIES

The Dundee Leeds Group, a subsidiary of The Dundee Bank provides administration and accounting services to third-party hedge and investment funds with approximately US$10 billion in assets. In the fourth quarter of 2002, the Company made extensive changes to its management and operations in the Dundee Leeds Group. These changes have resulted in improved efficiencies and a 24% increase in revenues in the current year compared to the same period of last year. These improvements were accomplished without increases in operating costs, and our international operations, before accounting for a foreign exchange loss that has reduced earnings this year, are now running at an approximate breakeven level.

OIL AND GAS ACTIVITIES

51% owned Eurogas Corporation earned $7.2 million in oil and gas revenues in the first six months of 2003 compared with $3.3 million in 2002. Current year results include $2.6 million in natural gas marketing revenue relating to a natural gas storage facility in Canada. Operating costs have increased from $0.9 million in the first six months of 2002 to $3.3 million in 2003.

INTEREST EXPENSE

Consolidated interest expense, after intersegment eliminations, was $7.8 million for the six months ended June 30, 2003 compared with $6.4 million in 2002. Approximately 65% of the Company's total interest expense, or $5.0 million, relates to the Company's $150 million, 6.70% senior debentures issued in September 1997.

As part of the DynamicNova acquisition completed in October 2002, the wealth management division inherited certain debt which has resulted in increased interest expense during the first six months of 2003 of approximately $1.0 million.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization costs in the first six months of 2003 were $4.0 million, or $2.0 million per quarter.

EARNINGS PER SHARE

Earnings per share is computed by dividing net earnings for the period by the weighted average number of Class A subordinate voting shares and Class B common shares outstanding during the period of 25,324,365 (2002 - 25,525,992). Share options outstanding were not dilutive.

LIQUIDITY AND CAPITAL RESOURCES

Cash and short term investments have increased during the period from $119.5 million at the end of 2002 to $198.4 million as at June 30, 2003. In addition to cash and short term investments, approximately 9% of the market value of the Company's investment portfolio is invested in liquid investments, including bonds and mutual funds.

The Company's operating cash flows are expected to increase in future periods from the consolidated land and housing operations and from distributions of income from our partnership interest with Dundee REIT. The Company's share of these earnings were previously equity accounted without any cash being received. Annual distributions from Dundee REIT are expected to be approximately $2.20 per unit aggregating over $15 million for Dundee Bancorp.
DUNDEE BANCORP INC.	6

The Company's main operating subsidiaries operate in a regulated environment and are therefore subject to requirements whereby they must maintain required levels of capital, which is usually maintained in cash or other liquid assets. At June 30, 2003, all regulated entities complied with regulatory capital requirements and reported capital in excess of requirements.

  Significant changes in the Company's cash position since year end include:

  $24.4 million paid to the public shareholders of Dundee Realty as part of the plan of arrangement.

  Cash flows from operations, before changes in non-cash working capital items, increased to $32.1 million from $15.2 million in the prior year. Improvements in operating cash flows are most prominent in the wealth management division.

  Proceeds from sales of investments were $100 million, $15.5 million of which were reinvested in the portfolio.

  During the first six months of 2003, the Company financed $16.5 million of deferred sales commissions in Dundee Wealth.

  The Company made a $5.0 million, semi-annual interest payment to its debenture holders in respect of its $150 million, 6.70% senior debentures.

  The Company paid $2.0 million towards the purchase price for acquiring the non controlling interest in a subsidiary of Dundee Wealth.

  The Company acquired 483,100 shares of Dundee Wealth in the open market at a cost of $2.9 million.

On April 24, 2003, the Company successfully renegotiated its revolving term credit facility with a Canadian chartered bank and increased its operating line from $30 million to $55 million. Similar to the Company's previous arrangements, the new facility bears interest on a tiered basis in accordance with the Company's senior debt rating. The Company is in compliance with its financial covenants in respect of this facility. Concurrently, Dundee Wealth's term credit facility for $20 million was repaid and terminated.

The Company provides a revolving line of credit to Dundee Wealth and Dundee Wealth's subsidiary, DWM Inc., to a maximum of $50 million. As at June 30, 2003, $23.9 million had been borrowed under this facility.

Dundee Wealth's brokerage subsidiary may borrow up to a maximum of $100 million pursuant to a call loan facility which was established to facilitate the securities settlement process for both client and firm inventory positions. As at June 30, 2003, the brokerage subsidiary had borrowed $2.5 million pursuant to this facility compared with $7.4 million at December 31, 2002.

Management is of the view that cash flows generated from operations, together with the Company's borrowing facilities, will be sufficient to meet ongoing working capital requirements, including planned capital spending and debt servicing requirements.
DUNDEE BANCORP INC.	7

SHARE CAPITAL

At June 30, 2003 there were 24,172,777 Class A subordinate voting shares and 1,049,193 Class B common shares outstanding. During the first six months of 2003, the Company issued 37,717 subordinate shares and added $241,000 to its stated capital as part of its Share Incentive Plan.

During the first half of 2003, the Company purchased 144,601 subordinate shares for cancellation pursuant to its normal course issuer bid, at a cost of $14.66 per share.

This document contains certain forward-looking statements that reflect the current views and/or expectations of Dundee Bancorp Inc. with respect to its performance, business and future events. By their nature, these statements involve a number of risks, uncertainties and assumptions. Actual results and events may vary materially from those expressed or implied in these statements. The inclusion of this information herein should not be regarded as a representation by the Company, and investors are cautioned not to place undue reliance on such information.

Dundee Bancorp Inc. is a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also has significant real estate operations carried out through its 85% owned subsidiary, Dundee Realty Corporation, and its 42% partnership interest in Dundee Real Estate Investment Trust. Dundee Bancorp manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.
For further information contact:
Dundee Bancorp Inc.	Dundee Bancorp Inc.
Ned Goodman	Joanne Ferstman
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
(416) 365-5665	(416) 365-5010

DUNDEE BANCORP INC.	8

D U N D E E B A N C O R P I N C. C O N S O L I D A T E D B A L A N C E S H E E T S

As at June 30, 2003 and December 31, 2002
(expressed in thousands of Canadian dollars) (unaudited)
	June 30, 2003	December 31, 2002

ASSETS
Cash and short term investments	$198,386	$119,467
Brokerage securities owned	12,053	12,201
Accounts receivable	103,203	48,830
Client accounts receivable	244,875	230,730
Income taxes receivable	4,391	-
Investment portfolio	358,137	428,925
Deferred sales commissions	76,399	81,089
Capital and other assets (note 5)	344,752	278,750
TOTAL ASSETS	$1,342,196	$1,199,992

LIABILITIES
Bank indebtedness	$2,501	$7,374
Accounts payable and accrued liabilities	122,187	61,977
Brokerage securities sold short	4,689	4,845
Client deposits and related liabilities	267,638	260,711
Income taxes payable	-	613
Corporate debt	310,621	238,628
Future income tax liabilities	7,729	38,434
	715,365	612,582

NON CONTROLLING INTEREST	112,139	108,444

SHAREHOLDERS' EQUITY
Share capital
Common shares	330,618	331,514
Retained earnings	184,074	147,452
	514,692	478,966
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,342,196	$1,199,992
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.	9

D U N D E E B A N C O R P I N C. C O N S O L I D A T E D S T A T E M E N T S O F O P E R A T I O N S

For the three and six months ended June 30, 2003 and 2002
(expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
	Three Months		Six Months
	2003	2002	2003	2002
REVENUES
Management and administration fees	$40,766	$30,839	$79,127	$59,727
Redemption fees	2,597	2,394	5,647	4,713
Financial services	34,472	36,200	65,509	66,413
Oil and gas sales, net of royalties	2,277	1,966	7,156	3,349
	80,112	71,399	157,439	134,202
Investment income	6,579	2,563	23,337	3,781
	86,691	73,962	180,776	137,983

EXPENSES
Selling, general and administrative	29,788	32,388	63,229	60,911
Variable compensation	18,739	20,367	36,784	37,642
Trailer fees	7,603	5,040	15,029	10,087
Operating costs, oil and gas properties	770	453	3,336	883
	56,900	58,248	118,378	109,523

OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON CASH ITEMS	29,791	15,714	62,398	28,460
Amortization of deferred sales commissions	10,435	7,718	21,197	15,881
Depreciation, depletion and amortization	1,989	2,429	3,968	4,305
Interest expense	4,131	3,266	7,764	6,433

OPERATING EARNINGS	13,236	2,301	29,469	1,841
Share of earnings of equity accounted investees	6,717	6,034	8,628	8,905
Dilution loss	(10)	-	(1,630)	-
Income taxes
Current	1,143	(2,329)	(80)	(6,640)
Future	4,554	(1,614)	3,003	1,689
Non controlling interest	(1,788)	(238)	(2,352)	(322)
NET EARNINGS FOR THE PERIOD	$23,852	$4,154	$37,038	$5,473

RETAINED EARNINGS AT BEGINNING OF PERIOD	$160,568	$98,557	$147,452	$105,746
Net earnings	23,852	4,154	37,038	5,473
Goodwill impairment loss	-	-	-	(3,948)
Change in opening retained earnings to account for change
in accounting policy of equity accounted investees, net of tax	-	-	-	(2,124)
Premiums related to cancellation of share capital	(346)	-	(416)	(2,436)
RETAINED EARNINGS AT END OF PERIOD	$184,074	$102,711	$184,074	$102,711

EARNINGS PER SHARE
Basic earnings per share	$0.94	$0.16	$1.46	$0.21
Diluted earnings per share	$0.94	$0.16	$1.46	$0.21
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.	10

D U N D E E B A N C O R P I N C. C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

For the three and six months ended June 30, 2003 and 2002
(expressed in thousands of Canadian dollars) (unaudited)
	Three Months		Six Months
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$23,852	$4,154	$37,038	$5,473
Non cash items in earnings:
Depreciation, depletion and amortization	12,424	10,147	25,165	20,186
Net investment gains	(6,603)	(1,328)	(23,088)	(1,324)
Share of unremitted equity earnings	(6,717)	(6,034)	(8,628)	(8,905)
Dilution loss	10	-	1,630	-
Future income taxes	(4,554)	1,614	(3,003)	(1,689)
Non controlling interest	1,788	238	2,352	322
Other	219	813	624	1,162
	20,419	9,604	32,090	15,225
Changes in:
Accounts receivable	2,349	6,728	2,863	9,285
Accounts payable and accrued liabilities	1,135	7,170	(4,206)	1,916
Bank indebtedness	2,501	5,856	(4,873)	7,339
Income taxes payable	(3,536)	(195)	(5,004)	(3,764)
Brokerage securities owned, net	(3,165)	(1,834)	(8)	(285)
Client accounts receivable, net of deposits and related liabilities	(2,784)	(17,604)	(7,218)	(32,853)
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES	16,919	9,725	13,644	(3,137)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds on dispositions of portfolio investments	46,141	5,064	99,992	6,053
Acquisitions of portfolio investments	(12,220)	(6,995)	(15,526)	(10,068)
Cash acquiried in business acquisitions, net (note 2)	2,978	-	2,978	-
Sales commissions paid on distribution of mutual funds	(8,238)	(6,602)	(16,507)	(13,233)
Acquisition of shares in subsidiary	(923)	-	(2,854)	-
Acquisition of non controlling interest	-	-	(2,000)	-
Other	(2,419)	(4,273)	(4,453)	(7,102)
CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES	25,319	(12,806)	61,630	(24,350)
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in corporate debt	5,663	(45)	4,346	3,774
Issuance of Class A subordinate shares, net of costs	108	229	210	1,408
Issuance of shares in subsidiaries to non controlling interest	616	527	1,243	1,048
Dividends paid to non controlling shareholders	(139)	-	(275)	-
Issuance of shares in Eurogas to non controlling interest	-	-	242	-
Acquisition of Class A subordinate shares	(1,691)	-	(2,121)	(12,190)
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES	4,557	711	3,645	(5,960)
NET INCREASE (DECREASE) IN CASH DURING THE PERIOD	46,795	(2,370)	78,919	(33,447)
Cash and short term investments, beginning of year	151,591	86,918	119,467	117,995
CASH AND SHORT TERM INVESTMENTS, END OF PERIOD	$198,386	$84,548	$198,386	$84,548
Cash flows from operating activities include the following:
Interest paid	$4,131	$3,266	$7,764	$6,433
Taxes paid	$2,580	$2,907	$6,109	$11,327
The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE BANCORP INC.	11

D U N D E E B A N C O R P I N C. N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

For the three and six months ended June 30, 2003 and 2002
(tabular amounts expressed in thousands of dollars except per share amounts)
(unaudited)

Dundee Bancorp Inc., ("Dundee Bancorp" or the "Company") is a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 84% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Bancorp also provides financial services internationally through offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products and services to individuals, institutions and corporations. Dundee Bancorp also has significant real estate operations carried out through its 85% owned subsidiary, Dundee Realty Corporation, and its 42% partnership interest in Dundee Real Estate Investment Trust ("Dundee REIT"). Dundee Bancorp manages its own portfolio of investments, both directly and indirectly through wholly owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The interim consolidated financial statements of Dundee Bancorp Inc. have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's audited consolidated financial statements for the year ended December 31, 2002. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2002.

2.       BUSINESS COMBINATIONS

Plan of Arrangement Involving Dundee Realty Corporation

On June 30, 2003, Dundee Bancorp completed a plan of arrangement involving Dundee Realty Corporation ("Dundee Realty") whereby the revenue producing properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee REIT. Dundee Bancorp and certain of the Dundee Realty management ("Management Shareholders") acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT per Dundee Realty share. Following the arrangement, Dundee Realty's operations consist only of its land and housing business.

As a result of the plan of arrangement, the Company's interest in Dundee REIT was reduced from 45% to 42% and the Company's interest in Dundee Realty's land and housing business was increased from 45% to 85%. The Management Shareholders hold the remaining 15% interest in Dundee Realty's land and housing business. The Company accounts for its investment in Dundee REIT on an equity basis. Subsequent to the plan of arrangement, the Company has accounted for its investment in Dundee Realty on a consolidated basis.

The Company's total carrying value in Dundee Realty after the plan of arrangement is $64.8 million, including cash of $24.4 million paid pursuant to the plan of arrangement and $40.4 million of historical carrying value, which includes

DUNDEE BANCORP INC.	12

the land and housing business portion of the Company's share of earnings and losses under the equity method of accounting prior to the date of the plan of arrangement.

The increase in the Company's interest in Dundee Realty's land and housing business was accounted for as a step acquisition using the purchase method of accounting. The purchase price, as detailed in the table below, has been assigned to the assets and liabilities acquired based on information currently available and is subject to revision. The amounts assigned to capital and other real estate assets include negative goodwill of $85.5 million, net of taxes of $42.1 million, such negative goodwill being the difference between the net book value of these assets in the records of Dundee Realty and their assigned value. The negative goodwill will be amortized into income over the life of the underlying capital or real estate assets, or will otherwise be recognized in income when such assets are sold.
Net assets acquired at assigned values:
Capital and other real estate assets	$60,882
Future income tax assets	49,602
Corporate debt	(64,972)
Other assets, net of other liabilities	19,331
$64,843
Consideration paid:
Cash	$24,406
Carrying value of Dundee Realty's land and housing
business prior to plan of arrangement, net of tax	40,437
$64,843

Corporate debt assumed includes land mortgages and housing advances which are secured by charges on specific land and housing under development or land held for development. Pursuant to a shareholders' agreement between the Company and the Management Shareholders, the Management Shareholders may require the Company to purchase shares owned by the Management Shareholders for cash equal to the fair market value of such shares if the purchase is to take place after June 30, 2005, or at the lower of fair market value and $24,395 per share (aggregating approximately $3.6 million) if such purchase takes place prior to June 30, 2005.

DUNDEE BANCORP INC.	13

Acquisition of Non Controlling Interest in Canada Dominion Group of Companies

On March 28, 2003, the Company acquired all shares of the Canada Dominion Group of Companies that it did not already own, being 49%, for cash of $4,000,000, $1,000,000 of which was paid at closing and $3,000,000 to be paid in three equal annual installments of $1,000,000. As the amount payable is non-interest bearing, it has been discounted at a rate of 6.7% with the resulting $2,639,000 being reported as corporate debt.

The acquisition has been accounted for as a purchase transaction and accordingly, the purchase price was allocated to the assets and liabilities acquired based on their estimated fair value on the date of acquisition. Investment management contracts acquired have been determined to have an indefinite life and therefore, the related intangible asset is not subject to amortization.
Investment management contracts	$3,609
Other assets acquired	774
Liabilities assumed	(744)
$3,639
Consideration paid:
Cash	$1,000
Deferred acquisition obligation	2,639
$3,639

An additional $1,000,000 was paid in respect of a non-compete agreement with the former shareholder, and is being amortized over a three year period.

3.       SHARE BASED COMPENSATION

Dundee Bancorp, and its 84% owned subsidiary Dundee Wealth, may issue shares pursuant to their respective Share Incentive Plans. The terms under which shares may be issued to employees and others pursuant to these plans are detailed in note 10 to the Company's consolidated financial statements for the year ended December 31, 2002. Details of the Dundee Wealth Share Incentive Plans are included in note 11 to the consolidated financial statements of Dundee Wealth for the year ended December 31, 2002.

Share Purchase Plan

During the first six months of 2003, participants contributed $74,000 (second quarter 2003 - $40,000) to Dundee Bancorp's Share Purchase Plan and received 5,217 Subordinate Shares (second quarter 2003 - 2,688 Subordinate Shares) issued from treasury. The Company recognized compensation expense of $74,000 (second quarter 2003 -$40,000) in respect of the Share Purchase Plan, all of which was used to purchase Subordinate Shares in the open market.

During the first six months of 2003, participants contributed $1,081,000 to the Dundee Wealth Share Purchase Plans and received 262,381 common shares of Dundee Wealth issued from treasury. Included in consolidated operating results is compensation expense of $1,081,000 in respect of the Dundee Wealth Share Purchase Plans of which $630,000 was used to purchase common shares of Dundee Wealth in the open market and $451,000 was used to issue common shares of Dundee Wealth from treasury.

DUNDEE BANCORP INC.	14

Share Bonus Plans and Reserved Share Arrangements

Dundee Bancorp issued 2,500 Subordinate Shares (second quarter 2003 - Nil) from treasury to an officer of the Company. Included in consolidated operating results is compensation expense of $31,000 (second quarter 2003 -Nil) in respect of these shares.

In the first six months of 2003, the Company's subsidiary, Dundee Wealth, issued 393,576 common shares of Dundee Wealth from treasury to employees and independent financial advisors. In previous years, the compensation committee of Dundee Wealth granted awards of a further 1,032,914 common shares of Dundee Wealth to employees conditional on such employees meeting certain performance or time-related criteria. Dundee Wealth has included additional stock based compensation costs of $250,000 (second quarter 2003 - $100,000) towards expected satisfaction of the criteria necessary to issue these shares. Total aggregate amounts accrued are $650,000.

Deferred Share Bonus Plans

During the first six months of 2003, Dundee Wealth issued 29,995 common shares of Dundee Wealth from treasury pursuant to its Deferred Share Bonus Plans. Of the 29,995 shares, 27,638 were issued in settlement of variable compensation expense of $161,000. The remaining 2,357 shares were issued at a cost of $14,000.

Share Option Plans

The Company uses the intrinsic method to measure compensation expense related to awards of stock options to employees. In accordance with CICA requirements, the Company must provide, in note disclosure form, pro forma earnings determined using the fair value method. Under this method, the fair value of stock options is determined on their grant date and is recorded as compensation expense over the period that the stock options vest. There were no stock options issued by the Company during the first six months of 2003. Pro forma earnings in respect of options issued in previous years and new awards of stock options issued by equity accounted investees are summarized below.

	Three	Six
For the three and six months ended June 30, 2003	Months	Months
Earnings as reported	$23,852	$37,038
Valuation of options amortized over vesting period
Dundee Bancorp	(30)	(61)
Dundee Wealth	(114)	(227)
Eurogas	(27)	(54)
Equity accounted investees	(43)	(223)
Non controlling interest	31	63
Pro forma earnings	$23,669	$36,536

Pro Forma basic and diluted earnings per share	$0.93	$1.44

DUNDEE BANCORP INC.	15

Deferred Share Units

During the first six months of 2003, the Company issued 39,612 deferred share units (second quarter 2003 -35,728 deferred share units) pursuant to the terms of its Deferred Share Unit Plan. The Company recognized directors' fee expense of $133,000 (second quarter 2003 - $81,000), and other compensation expense of $435,000 (second quarter 2003 - $435,000) in respect of this arrangement.

4.       SEGMENTED INFORMATION

Financial information is presented according to the following operating segments:

Wealth Management

The wealth management segment includes the operating results and net assets of the Company's financial services subsidiary, Dundee Wealth. This segment provides investment management and administrative services to Dynamic, DynamicNova, Dynamic Power and Dynamic Focus+ Mutual Fund families, the Viscount Wealth Management Program, Dundee Precious Metals Inc., Dynamic Venture Opportunities Fund Ltd., CMP Resource Limited Partnerships, Canada Dominion Resources Limited Partnerships, other closed end funds, hedge funds, high net worth private individuals, institutions and corporations. This operating segment also includes the retail distribution and brokerage subsidiaries of Dundee Wealth which are engaged in retail distribution of financial products and are also engaged in institutional sales, trading, research and investment banking.

Real Estate Activities

The plan of arrangement involving Dundee Realty resulted in the Company owning an 85% interest in Dundee Realty's land and housing business. Subsequent to the plan of arrangement, the Company has accounted for its investment in Dundee Realty on a consolidated basis. The operating results of the Company for the six month period ending June 30, 2003 do not include any operating results from the real estate business segment as the plan of arrangement was completed on June 30, 2003, but these results were included in equity earnings.

Corporate and Investment Portfolio Activities

The corporate and investment portfolio activities include various revenues and expenses, including revenues generated and expenses incurred in the management of the Company's investment portfolio. Similar investment activities carried out by certain foreign subsidiaries are included in this segment.

International Activities

The Company's international activities are carried out through several wholly owned subsidiaries located in Bermuda and the Cayman Islands. Through these entities, the Company provides investment management and administrative services to mutual funds, hedge funds and other investment clients.

DUNDEE BANCORP INC.	16

SEGMENTED EARNINGS		Wealth	Corporate and
	Management		Investment Portfolio		International			TOTAL
For the six months ended June 30,	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 148,199	$ 128,776	$27,256	$6,965	$1,452	$1,563	$176,907	$137,304
Expenses	136,976	125,050	9,324	9,135	2,094	2,190	148,394	136,375
OPERATING EARNINGS (LOSS)	11,223	3,726	17,932	(2,170)	(642)	(627)	28,513	929
Other items:
Equity earnings	-	-	8,628	8,905	-	-	8,628	8,905
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 11,223	$ 3,726	$26,560	$6,735	$(642)	$(627)	37,141	9,834
Dilution loss							(1,630)	-
Oil and gas properties							956	912
Income taxes
Current							(80)	(6,640)
Future							3,003	1,689
Non controlling interest							(2,352)	(322)
							$37,038	$5,473

SEGMENTED EARNINGS		Wealth	Corporate and
	Management		Investment Portfolio		International			TOTAL
For the three months ended June 30,	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	$ 76,766	$ 68,373	$8,332	$4,182	$1,028	$750	$86,126	$73,305
Expenses	67,261	65,700	4,553	4,639	1,045	1,166	72,859	71,505
OPERATING EARNINGS (LOSS)	9,505	2,673	3,779	(457)	(17)	(416)	13,267	1,800
Other items:
Equity earnings	-	-	6,717	6,034	-	-	6,717	6,034
EARNINGS (LOSS) BEFORE TAXES, AND
OTHER NON SEGMENTED ITEMS	$ 9,505	$ 2,673	$10,496	$5,577	$(17)	$(416)	19,984	7,834
Dilution loss							(10)	-
Oil and gas properties							(31)	501
Income taxes
Current							1,143	(2,329)
Future							4,554	(1,614)
Non controlling interest							(1,788)	(238)
							$23,852	$4,154

5.       CAPITAL AND OTHER ASSETS

			as at June 30, 2003	as at Dec 31, 2002
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
Capital assets	$60,940	$41,586	$19,354	$21,134
Goodwill	73,831	14,551	59,280	59,307
Investment management contracts	159,649	7,446	152,203	148,594
Oil and gas properties	41,618	3,087	38,531	37,223
Corporate debt issue costs	1,565	902	663	742
Other	13,872	33	13,839	11,750
	$351,475	$67,605	283,870	278,750

Capital and real estate assets acquired in business acquisition (note 2)			60,882	-
			$344,752	$278,750

DUNDEE BANCORP INC.	17